

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

June 25, 2009

Mr. G. Leigh Lyons
Braeden Valley Mines, Inc.
318 North Carson Street Suite 208
Carson City, NV 89701

> **Re: Braeden Valley Mines, Inc.**
> **Amendment No. 1 to Form S-1**
> **Filed June 9, 2009**
> **File No. 333-158062**

Dear Mr. Lyons:

We have reviewed your response letter and amended filing, and we have the following comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you might have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form S-1

General

1. We note that the amendment filed on Edgar does not include page numbers. In all subsequent amendments, please include page numbers. The following comments refer to the page numbers in the marked copies provided by counsel.

Risk Factors, page 8

2. We note your response to prior comment 27 and the new risk factor language that you have included. Please include this risk factor under a separate, appropriately worded caption.

<u>Business of the Issuer, page 17</u>

<u>General Overview, page 21</u>

3. We note your response to prior comment 5 and reissue it. In this regard, we direct your attention to pages 21, 22, and 33, which all contain disclosures regarding an option on the New Dawn Property. Please revise these and all other sections that incorrectly reference an option interest in this property.

<u>Local and Property Geology, page 26</u>

<u>Sampling Method, Sample Preparation and Data Verification, page 29</u>

4. We note your response to prior comment 17. In addition to the revisions you have made, please also clarify or remove references to "the author" in this section.

<u>Recommendations, page 30</u>

5. We note your responses to prior comments 21 and 22. In your budget for Phase 1, on page 31, you have allocated $10,000 for "[a]dditional claim staking and recording." However, you have removed this same line item from your recommended exploration plan on the previous page. Please provide a clear explanation of your plans to stake and record additional claims, including such material information as whether these claims remain available and a brief explanation of how you would stake and record these claims.

<u>Index to Exhibits, page 52</u>

6. Please revise your exhibit description of your lease agreement to reflect the fact that it is a lease agreement and not a purchase agreement.

<u>Exhibit 10.1</u>

7. We note your response to prior comment 34. Please file an executed copy on Edgar with your next amendment.

<u>Closing Comments</u>

    As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. With your amendment, please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Lucas at (202) 551-5798 or, in his absence, Michael Karney at (202) 551-3847 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: <u>via facsimile</u>

W. Scott Lawler, Esq.
(866) 506-8877